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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 10 )*
                                            ----

                     GRIFFIN GAMING & ENTERTAINMENT, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                  761185 40 4
      -----------------------------------------------------------------
                                 (CUSIP Number)



        Merv Griffin, c/o The Griffin Group, Inc., 780 Third Avenue,
                  Suite 1801, NY, NY 10017   (212) 753-1503
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)



                               December 16, 1996
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                                SEC 1746 (12-91)

                                SCHEDULE 13D

-----------------------------                            -----------------------
 CUSIP No.  761185 40 4                                  Page  2  of   7  Pages
-----------------------------                            -----------------------




--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Mervyn E. Griffin


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a /x/
                                                                          (b / /

--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       WC
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                   / /


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America

--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER

      NUMBER OF             -0-
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8   SHARED VOTING POWER
       OWNED BY
         EACH               -0-
      REPORTING         --------------------------------------------------------
        PERSON          9   SOLE DISPOSITIVE POWER
         WITH
                            -0-
                        --------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                            -0-
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       -0-
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            / /

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------------                            -----------------------
 CUSIP No.  761185 40 4                                   Page  3  of  7  Pages
-----------------------------                            -----------------------


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


       Thomas E. Gallagher
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a /x/
                                                                         (b / /

--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       PF
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                   / /


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER

                            -0-
                        --------------------------------------------------------
                        8   SHARED VOTING POWER
       NUMBER OF
        SHARES              -0-
     BENEFICIALLY
       OWNED BY         --------------------------------------------------------
         EACH           9   SOLE DISPOSITIVE POWER
      REPORTING
        PERSON              -0-
         WITH
                        --------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                            -0-
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       -0-
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            / /

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


       0%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------------                            -----------------------
 CUSIP No. 761185 40 4                                     Page  4  of  7  Pages
-----------------------------                            -----------------------



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Lawrence Cohen
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a /x/
                                                                            / /

--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       PF
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                   / /

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America

--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER

                            -0-
                        --------------------------------------------------------
                        8   SHARED VOTING POWER

      NUMBER OF             -0-
        SHARES
     BENEFICIALLY       --------------------------------------------------------
       OWNED BY         9   SOLE DISPOSITIVE POWER
         EACH
      REPORTING             -0-
        PERSON          --------------------------------------------------------
         WITH           10  SHARED DISPOSITIVE POWER

                            -0-
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       -0-
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------------                            -----------------------
 CUSIP No.  761185 40 4                                  Page  5  of  7  Pages
-----------------------------                            -----------------------



This Amendment Number 10 to Schedule 13D is filed by Mervyn E. Griffin, Thomas
E. Gallagher, and Lawrence Cohen relating to the shares of common stock, $0.01 par value per share ("Shares"), of Griffin Gaming & Entertainment, Inc. (the "Company"), formerly known as Resorts International, Inc., held by Griffin, Gallagher and Cohen (the "Reporting Persons"). Except as otherwise noted below, all Items of Schedule 13D are identical to the responses provided in Amendment Number 9 to Schedule 13D, filed on January 10, 1995.

This Amendment No. 10 is filed to report that on December 16, 1996, the Reporting Persons disposed of all of their shares in the Company in exchange for ordinary shares of Sun International Hotels Limited ("Sun International"), pursuant to the terms of an Agreement and Plan of Merger dated as of August 19, 1996 among Sun International, Sun Merger Corp. and the Company (the "Merger"). In addition to disposing of all of their stock in the Company, the Reporting Persons have also ceased to act as a group with respect to this investment and will not act as a group with respect to their holdings of Sun International.

ITEM 1.  SECURITY AND ISSUER

No amendment.

ITEM 2.  IDENTITY AND BACKGROUND

No amendment.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

No amendment.

ITEM 4.  PURPOSE OF TRANSACTION

On December 16, 1996, pursuant to the terms of the Merger, all of the Shares beneficially owned by the Reporting Persons were converted into ordinary shares of Sun International.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) As of December 16, 1996, the effective date of the Merger, the Reporting Persons have no beneficial ownership of any of the Company's equity securities.

(b)   Not Applicable.

(c) On December 13, 1996, Mr. Gallagher transferred 15,000 Shares to a charitable foundation.

(d)   Not Applicable.

(e) As of December 16, 1996, the Reporting Persons ceased to be, either individually or as a group, the beneficial owners of more than five percent of the Shares of the Company.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

In Amendment No. 9 to this Schedule 13D, the Reporting Persons reported that they may be deemed to be members of a "group" for purposes of Exchange Act Rule 13d-5 because Messrs. Gallagher and Cohen are executive officers of The Griffin Group, Inc. and of Atlantic Resorts Holdings, the outstanding shares of which companies are owned by a Trust for which Mr. Griffin acts as Trustee, with investment and voting control over the shares held by the Trust. In addition, the Reporting Persons reported that Mr. Griffin possessed a right of

                                 SCHEDULE 13D

-----------------------------                            -----------------------
 CUSIP No.  761185 40 4                                  Page  6  of  7  Pages
-----------------------------                            -----------------------



first refusal upon any disposition of Shares by Mr. David P. Hanlon, former President and Chief Executive of Resorts International, Inc., who possessed option rights previously granted him as part of a stock option plan.

As a result of the Merger on December 16, 1996, any such group status has terminated. The Reporting Persons do not intend to engage in any activity that could result in their being deemed to operate as a "group" with respect to shares of the Company or shares of Sun International received in the Merger.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

                                  SCHEDULE 13D

-----------------------------                            -----------------------
 CUSIP No.  761185 40 4                                  Page  7  of  7  Pages
-----------------------------                            -----------------------





                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                       January 2, 1997
                                                ----------------------------
                                                            (Date)


                                                  /s/ Mervyn E. Griffin
                                                ----------------------------
                                                         (Signature)


                                                        January 2, 1997
                                                ----------------------------
                                                            (Date)


                                                  /s/ Thomas E. Gallagher
                                                ----------------------------
                                                          (Signature)


                                                      January 2, 1997
                                                ----------------------------
                                                            (Date)


                                                    /s/ Lawrence Cohen
                                                ----------------------------
                                                         (Signature)